UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13E-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

WEBER INC.

(Name of the Issuer)

Weber Inc.

BDT Capital Partners, LLC

Ribeye Parent, LLC

BDT WSP Holdings, LLC

BDT Capital Partners I-A Holdings, LLC

BDTCP GP I, LLC

BDT Capital Partners Fund 3, L.P.

BDT Capital Partners Fund 3 (TE), L.P.

BDT Capital Partners Fund 3 (Del), L.P.

BDT Capital Partners Fund 3 (Lux) SCSp

BDTCP GP 3, L.P.

BDTCP 3-A (DEL), LLC

BDTCP GP 3-A, L.P.

BDTCP GP 3-A (Lux) S.à r.l.

BDTCP GP 3, Co.

BDT Partners, LLC

BDT & MSD Holdings, L.P.

BDTP GP, LLC

Byron D. Trott

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

94770D102

(CUSIP Number of Class of Securities)

Alan Matula Weber Inc. 1415 S. Roselle Road Palatine, Illinois (847) 934-5700	Byron Trott c/o BDT Capital Partners, LLC 401 N. Michigan Avenue, Suite 3100 Chicago, Illinois 60611 (312) 660-7300

Mary Ann Todd

BDT Capital Partners, LLC

BDT WSP Holdings, LLC

BDT Capital Partners I-A Holdings, LLC

BDTCP GP I, LLC

BDT Capital Partners Fund 3, L.P.

BDT Capital Partners Fund 3 (TE), L.P.

BDT Capital Partners Fund 3 (Del), L.P.

BDT Capital Partners Fund 3 (Lux) SCSp

BDTCP GP 3, L.P.

BDTCP 3-A (DEL), LLC

BDTCP GP 3-A, L.P.

BDTCP GP 3-A (Lux) S.à r.l.

BDTCP GP 3, Co.

BDT Partners, LLC

BDT & MSD Holdings, L.P.

BDTP GP, LLC

401 N. Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(312) 660-7300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Melissa Sawyer Matthew B. Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	David Perkins Aaron Gruber Maurio Fiore Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

INTRODUCTION

This Amendment No. 3 (“Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on January 17, 2023, and subsequently amended by Amendment No. 1 filed on January 30, 2023 and Amendment No. 2 filed on February 16, 2023, and as amended hereby, together with all exhibits thereto and hereto, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Weber Inc., a Delaware corporation (“Weber” or the “Company”), the issuer of the shares of Class A common stock, par value $0.001 per share (the “Class A Shares”), and Class B common stock, par value $0.00001 per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), of Weber that are the subject of the Rule 13e-3 transaction; (b) Ribeye Parent, LLC, a Delaware limited liability company (“Parent”); and (c) BDT Capital Partners, LLC, BDT WSP Holdings, LLC, BDT Capital Partners I-A Holdings, LLC, BDTCP GP I, LLC, BDT Capital Partners Fund 3, L.P., BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3 (Del), L.P., BDT Capital Partners Fund 3 (Lux) SCSp, BDTCP GP 3, L.P., BDTCP 3-A (DEL), LLC, BDTCP GP 3-A, L.P., BDTCP GP 3-A (Lux) S.à r.l., BDTCP GP 3, Co., BDT Partners, LLC, BDT & MSD Holdings, L.P., BDTP GP, LLC and Byron D. Trott (collectively, together with Parent and Merger Sub, the “BDT Entities”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated December 11, 2022 (the “Merger Agreement”), by and among Weber, Parent and Ribeye Merger Sub, Inc., previously a Delaware corporation and subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, on February 21, 2023, Merger Sub merged with and into Weber, with Weber continuing as the surviving corporation (the “Surviving Corporation”) and becoming a subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

On January 30, 2023, Weber filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger, and the accompanying Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. Capitalized terms used but not defined in this Final Amendment have the meanings ascribed to such terms in the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information contained in this Final Amendment, including the Transaction Statement incorporated herein by reference, concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information.

Item 15(c) is hereby amended and supplemented by adding the following language:

On December 11, 2022, the Specified Holders, which on such date beneficially held (i) a majority of the Class A Shares outstanding, (ii) a majority of (A) the Class B Shares outstanding and (B) the Class B Shares held by the stockholders party to the Stockholders Agreement, and (iii) a majority of the Common Shares outstanding, executed and delivered to Weber a written consent adopting the Merger Agreement and approving the Merger (the “Written Consent”).

On February 21, 2023, Weber and Parent filed a Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), pursuant to which the Merger became effective (such time, the “Effective Time”). As a result of the Merger, Weber became a subsidiary of Parent. At the Effective Time, pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement, each Class A Share issued and outstanding immediately prior to the Effective Time (other than (i) Class A Shares held by BDT Capital Partners I-A Holdings, LLC and BDT WSP Holdings, LLC (the “Holdings Shares”), (ii) any Common Shares canceled pursuant to the Merger Agreement and (iii) each Class A Share and each Class B Share for which the holder thereof was not a Specified Holder and was entitled to and properly demanded appraisal pursuant to the DGCL, and did not withdraw or otherwise lose the right to appraisal pursuant to the DGCL (such Common Shares, the “Dissenting Shares”)) was converted into the right to receive an amount in cash equal to $8.05 per Class A Share, without interest (the “Merger Consideration”). Each Holdings Share that was issued and outstanding immediately prior to the Effective Time and all of the issued and outstanding Class B Shares (other than any Class B Shares canceled pursuant to the Merger Agreement and any applicable Dissenting Shares), as of the Effective Time, were converted into an equal number of Class A Shares and Class B Shares, respectively, of the Surviving Corporation and remained outstanding. Additionally, at the Effective Time, each outstanding option to purchase Class A Shares (each, a “Company Option”), award of restricted stock units with respect to the Class A Shares (each, a “Company RSU Award”) and limited liability interest designated as a “Profit Unit” in HoldCo (each, a “Company Profits Unit Award” and, collectively with Company Options and Company RSU Awards, “Company Equity Awards”) remained outstanding and continued to be subject to the same terms and conditions as immediately prior to the Effective Time, as set forth in the applicable Company equity plan and award agreement, except that any Company RSU Award held by any director of the Company who is not an employee of the Company, Parent or any of their respective affiliates (a “Director RSU Award”) accelerated in full and was canceled, with the holder thereof being entitled to receive, in respect of such cancellation, without interest, an amount in cash equal to (i) the number of Class A Shares subject to such Director RSU Award immediately prior to the Effective Time multiplied by (ii) the Merger Consideration.

Prior to the opening of trading on February 21, 2023, Weber notified the New York Stock Exchange (the “NYSE”) that the Merger had been completed and that the Certificate of Merger had been filed, and requested that the NYSE suspend trading of Class A Shares on the NYSE prior to the opening of trading on February 21, 2023. Weber also requested that the NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all Class A Shares from the NYSE and deregistration of such shares under Section 12(b) of the Exchange Act. As a result, Class A Shares will no longer be listed on the NYSE. In addition, Weber intends to file a certification on Form 15 with the SEC requesting the suspension of Weber’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all Common Shares.

On February 21, 2023, Weber and BDT Capital Partners, LLC issued a joint press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(3).

ITEM 16.	EXHIBITS

Exhibit No.	Description

(a)(1)	Definitive Information Statement of Weber Inc. incorporated herein by reference to the Definitive Information Statement on Schedule 14C filed concurrently with the SEC.

(a)(2)	Current Report on Form 8-K, filed on February 21, 2023 (filed on February 21, 2023 and incorporated herein by reference).

(a)(3)	Press Release, dated February 21, 2023 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on February 21, 2023 and incorporated herein by reference).

(c)(1)	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Weber Inc. dated December 10, 2022, incorporated herein by reference to Annex B to the Definitive Information Statement.

(c)(2)*	Discussion materials prepared by Centerview Partners LLC, dated November 1, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(3)*	Discussion materials prepared by Centerview Partners LLC, dated November 5, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(4)*	Discussion materials prepared by Centerview Partners LLC, dated November 9, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(5)*	Discussion materials prepared by Centerview Partners LLC, dated November 21, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(6)*	Discussion materials prepared by Centerview Partners LLC, dated November 28, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(7)*	Discussion materials prepared by Centerview Partners LLC, dated November 29, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(8)*	Discussion materials prepared by Centerview Partners LLC, dated December 5, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(9)*	Discussion materials prepared by Centerview Partners LLC, dated December 10, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(10)*	Discussion materials prepared by Centerview Partners LLC, dated December 11, 2022, for the Board of Directors of Weber Inc.

(d)(1)	Agreement and Plan of Merger, dated as of December 11, 2022, by and among Weber Inc., Ribeye Parent, LLC and Ribeye Merger Sub, Inc., incorporated herein by reference to Annex A to the Definitive Information Statement.

(d)(2)	HSR Waiver Letter Agreement, dated January 10, 2022, by and among Weber Inc., Ribeye Parent, LLC and Ribeye Merger Sub, Inc., incorporated herein by reference to Annex D to the Definitive Information Statement.

(d)(3)	Equity Commitment Letter, dated December 11, 2022, by and among BDT Capital Partners Fund 3 (DEL), L.P., BDT Capital Partners Fund 3 (Lux) SCSp, BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3, L.P. and Ribeye Parent, LLC, incorporated herein by reference to the Schedule 13D/A filed by Byron D. Trott on December 12, 2022.

(d)(4)	Loan Agreement, dated November 8, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 9, 2022

(d)(5)	Amendment No. 1 to Loan Agreement, dated December 11, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders party thereto, incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on December 12, 2022.

(d)(6)	Loan Agreement, dated December 11, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders referred to therein, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 12, 2022.

(d)(7)	Registration Rights Agreement, dated August 9, 2021, by and among Weber Inc. and the persons listed on the signatures pages thereto, incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on August 11, 2021.

(d)(8)	Reorganization Agreement, dated August 9, 2021, by and among Weber Inc. and the persons listed on the signatures pages thereto, incorporated by reference to Exhibit 10.3 to the Company’s Form S-1 filed on July 27, 2021.

(d)(9)	Tax Receivable Agreement, dated August 9, 2021, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 11, 2021.

(d)(10)	Amendment No. 1 to the Tax Receivable Agreement, dated December 11, 2022, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on December 12, 2022.

(d)(11)	Stockholders Agreement, dated August 9, 2021, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on August 11, 2021.

(d)(12)	Amended and Restated Limited Liability Company Agreement of Weber Holdco LLC, incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on August 11, 2021.

(d)(13)	First Amendment, dated December 11, 2022, to the Amended and Restated Limited Liability Company Agreement of Weber-Stephen Products LLC, incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on December 12, 2022.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E to the Definitive Information Statement.

107*	Filing Fee Table

*	Previously filed

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 21, 2023.

WEBER INC.

By: /s/ Alan Matula
Name: Alan Matula
Title: Chief Executive Officer

BDT CAPITAL PARTNERS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Partner & General Counsel

RIBEYE PARENT, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

BDT WSP HOLDINGS, LLC

By: BDT Capital Partners, LLC
Its: Managing Member

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Partner & General Counsel

BDT CAPITAL PARTNERS I-A HOLDINGS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP I, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3, L.P.

By: BDTCP GP 3, L.P.
Its: General Partner

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (TE), L.P.

By: BDTCP GP 3-A, L.P.
Its: General Partner

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (DEL), L.P.

By: BDTCP GP 3-A (DEL), LLC
Its: General Partner

By: BDTCP GP 3-A, L.P.
Its: Sole Member

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (LUX) SCSP

By: BDTCP GP 3-A (Lux) S.à r.l.
Its: General Partner

By: /s/ Cindy Z. Michel
Name: Cindy Z. Michel
Title: Class A Manager

BDTCP GP 3, L.P.

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP 3-A (DEL), LLC

By: BDTCP GP 3-A, L.P.
Its: Sole Member

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP 3-A, L.P.

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP 3-A (LUX) S.À R.L.

By: /s/ Cindy Z. Michel
Name: Cindy Z. Michel
Title: Class A Manager

BDTCP GP 3, CO.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT PARTNERS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

BDT & MSD HOLDINGS, L.P.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTP GP, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BYRON D. TROTT

By: /s/ Byron D. Trott